ROYALE ENERGY, INC.
7676 Hazard Center Drive
Suite 1500
San Diego, California 92108
Telephone 619-881-2800
Facsimile 619-881-2899

February 10, 2012

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Washington, D.C. 20549-7010

Attention:  Caroline Kim

RE:	Royale Energy, Inc.
Registration Statement on Form S-3/A
Filed February 3, 2012
File No. 333-178484

Dear Ms. Kim:

Royale Energy, Inc., requests, pursuant to Rule 461, that the Commission accelerate to 1:00 p.m. Eastern Time, on Tuesday, February 14, 2012, or as soon thereafter as practicable, the date on which the referenced registration statement on Form S-3 shall become effective.

In making this request, we acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company form its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

•	Very truly yours,

Royale Energy, Inc.

/s/ Stephen M. Hosmer

By:  Stephen M. Hosmer
Chief Financial Officer